================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             -----------------------


                          Nabisco Group Holdings Corp.
                            (Name of Subject Company)

                          Nabisco Group Holdings Corp.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)


                              James A. Kirkman III
              Senior Vice President, General Counsel and Secretary
                          Nabisco Group Holdings Corp.
                                 7 Campus Drive
                              Parsippany, NJ 07054
                                 (973) 682-7700
           (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             -----------------------

                                   Copies to:

                             William L. Rosoff, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000
                           Telecopier: (212) 450-4800



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

7 Campus Drive
Parsippany, NJ  07054
[NABISCO LOGO]
                                                                    News Release


Contact:          Henry A. Sandbach
                  (973) 682-7098


                                 ICAHN PROPOSAL


         PARSIPPANY, NJ -- March 30, 2000 - Nabisco Group Holdings Corp. (NYSE:
NGH) said that financier Carl Icahn has sent its board of directors a proposal to acquire 100 million shares (approximately 30%) of Nabisco Group Holdings common stock in a tender offer at $13.00 per common share. Together with the shares already owned by him, Icahn would control approximately 40% of the company. The proposal is subject to a number of conditions, including delay of the company's annual meeting, approval of Icahn's offer under the Delaware merger statute, and elimination of the company's shareholder rights plan.

         The company said that Icahn's proposal will be reviewed by the board of directors and urged all Nabisco Group Holdings stockholders to take no action pending further announcement from the board of directors.

         If Mr. Icahn commences a tender offer, Nabisco Group Holdings stockholders are urged to read the company's solicitation/recommendation statement in response to that tender offer because it will contain important information. The statement would be on file and available free of charge from the Securities and Exchange Commission (www.sec.gov (http://www.sec.gov/)) and also from Nabisco Group Holdings' proxy solicitor, MacKenzie Partners (800-327-2885 or proxy@mackenziepartners.com).

                                       ###